UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Market Vectors Double Tax-Free Municipal Income Fund

Address of Principal
Business Office:	335 Madison Avenue, 19th Floor
New York, New York 10017

Telephone Number:	(212) 293-2000

Name and Address of Agent
for Service of Process:	Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:   X   Yes        No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 3rd day of August, 2012.

Market Vectors Double Tax-Free Municipal Income Fund

			By:	/s/ Jonathan R. Simon
			Name:	Jonathan R. Simon
			Title:	Initial Trustee
Attest:	/s/ Laura I. Martinez
	Name:	Laura I. Martinez
	Title:	Assistant Vice President and Associate General Counsel, Van Eck Associates Corporation